Exhibit 4.3

CONVERSION AGREEMENT

This Agreement executed on October 17, 2006 is made by and between Cobalis Corp., a Nevada corporation (the “Company”) with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and Brian Connelly (the “Consultant”), with an address at 2919 Cape Sebastian Place, Cardiff, CA 92007.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Consulting Fees Conversion: The Consultant has rendered 1 (one) invoice to the Company totaling $67,969 (sixty-seven thousand nine hundred sixty-nine) for his professional services relating to business development and assistance to Company’s CEO from June 1, 2006 to October 15, 2006 and applicable taxes. The Parties hereby agree to convert this obligation of the Company into 71,546 (seventy-one thousand five hundred forty-six) fully-paid and non-assessable free trading shares upon the execution of this Agreement. This shall be at the conversion rate of $0.95 per share. The Company shall immediately issue an S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Company (Cobalis, Corp.)	The Consultant (Brian Connelly)

/s/ Chaslav Radovich	/s/
Chaslav Radovich President	Brian Connelly

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